                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    O'Toole,                         Terence             M.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Western Wireless Corporation
    (WWCA)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    December/1999
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5. If Amendment, Date of Original (Month/Year)

    January 10, 2000
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |  12/9/99   |  J(01) |   |     1,576     | A   |          |        1,576 |     D   |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |  12/9/99   |  J(01) |   |        01     | D   |          |    3,892,373 |     I   |   02,03  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |            |        |   |               |     |          |        .1378 |     I   |   02,04  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)  |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Stock Option   |        |        |     | |       |      |        |        |Class A      |         |        |         |      |      |
(right to buy) |$9.95   |12/31/99|  A  |V|  1,069|      |   05   |12/31/09|Common Stock |  1,069  |        |   1,069 | 02,05| 02,05|
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Stock Option   |        |        |     | |       |      |        |        |Class A      |         |        |         |      |      |
(right to buy) |$8.125  |        |     | |       |      |Immed.  |1/1/08  |Common Stock |    250  |        |   250   | 02,06| 02,06|
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Stock Option   |        |        |     | |       |      |        |        |Class A      |         |        |         |      |      |
(right to buy) |$8.125  |        |     | |       |      |  07    |1/1/08  |Common Stock |    802  |        |   802   | 02,07| 02,07|
====================================================================================================================================

Explanation of Responses:

01: On December 9, 1999, certain investment partnerships, of which affiliates of Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group") are the general partner or managing general partner ("Limited Partnerships") distributed all of their 9,680,559 shares of Class A Common Stock (the "Distribution") to their respective partners ("Partners") pro rata in accordance with the Partners' respective partnership interests. The Reporting Person received 1,576 shares of Class A Common Stock ("Common Stock") in the Distribution. GS Group received 3,823,103 shares of Common Stock in the Distribution. As a result of the Distribution, on December 9, 1999, the Limited Partnerships ceased to be the beneficial owners of any shares of Common Stock.

02: The Reporting Person is a managing director of Goldman Sachs. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein, if any.

03: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 800 shares of Common Stock. GS Group may be deemed to own beneficially and directly 3,891,573 shares of Common Stock.

04: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
 .1378 shares of Common Stock which may be deemed to be beneficially owned directly by the Goldman Sachs 1999 Exchange Place Fund, L.P. (the "1999 Exchange Fund"). An affiliate of Goldman Sachs and GS Group is the general partner of the 1999 Exchange Fund. Goldman Sachs is the investment manager of the 1999 Exchange Fund. The .1378 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents GS Group's proportionate interest in the shares of the Issuer owned by the 1999 Exchange Fund.

05: These options were granted under the Western Wireless Corporation 1994 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. The options are exercisable in four equal annual installments beginning January 1, 2000.

06: These options were granted under the Western Wireless Corporation 1994 Management Incentive Stock Option Plan to the Reporting Person, in his capacity as a director of the Issuer, in replacement of vested options which were cancelled in connection with the May 3, 1999 spin-off by Western Wireless Corporation of all shares of Common Stock of VoiceStream Wireless Corporation owned by it to the holders of its Class A Common Stock and Class B Common Stock (the "Spin-off"). The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

07: These options were granted under the Western Wireless Corporation 1994 Management Incentive Stock Option Plan to the Reporting Person, in his capacity as a director of the Issuer, in replacement of unvested options which were cancelled in connection with the Spin-off. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. They become exercisable in 33% increments in 3 annual installments, beginning January 1, 2000.



By:  s/ Roger S. Begelman                                     October 27, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                               Date
              Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.